Filed by Real Goods Solar, Inc.

(Registration No. 333-191065)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

On November 6, 2013, Real Goods Solar, Inc. announced its third quarter 2013 results. Below is an excerpt from Real Goods Solar’s earnings release related to Real Goods Solar’s proposed acquisition of Mercury Energy, Inc.

Real Goods Solar expects fourth quarter 2013 revenue to be between $34 million and $39 million or between $105 million and $110 million for the year excluding Mercury. Real Goods Solar believes that it will be adjusted EBITDA positive in the fourth quarter of 2013. Revenue for Mercury is expected to be $17 million to $20 million for the year ended 2013.

Additional Information About the Mercury Acquisition

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The transaction described herein will be submitted to the shareholders of each of Real Goods Solar and Mercury for approval. Real Goods Solar has filed with the Securities and Exchange Commission a registration statement on Form S-4 containing a joint proxy statement/prospectus of Real Goods Solar as well as other relevant documents in connection with the transaction. SHAREHOLDERS ARE URGED TO READ IN THEIR ENTIRETY THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT REAL GOODS SOLAR, MERCURY AND THE PROPOSED TRANSACTION.

A free copy of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about Real Goods Solar, may be obtained at the Securities and Exchange Commission’s website (www.sec.gov). These documents may also be obtained, free of charge, from the investor relations section of Real Goods Solar’s website (www.RealGoodsSolar.com) or by directing a request to 833 W. South Boulder Road, Louisville, Colorado 80027, Attention: Secretary, Real Goods Solar, Inc., heidi.french@realgoods.com or (303) 222-8430.

Real Goods Solar and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Real Goods Solar in connection with the transaction. Information about Real Goods Solar’s directors and executive officers is set forth in Real Goods Solar’s definitive proxy statement filed with the Securities and Exchange Commission on October 18, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the transaction. Free copies of these documents may be obtained as described above.

Forward-looking Statements

This document includes forward-looking statements relating to matters that are not historical facts. Forward-looking statements may be identified by the use of words such as “expect,” “intend,” “believe,” “will,” “should” or comparable terminology or by discussions of strategy. While Real Goods Solar believes its assumptions and expectations underlying forward-looking statements are reasonable, there can be no assurance that actual results will not be materially different. Risks and uncertainties that could cause materially different results include, among others, receiving shareholder approval for the transaction described herein, successfully closing the transaction described herein, realizing synergies and other benefits from the transaction described herein, introduction of new products and services, completion and integration of acquisitions, the possibility of negative economic conditions, and other risks and uncertainties included in Real Goods Solar’s filings with the Securities and Exchange Commission. Real Goods Solar assumes no duty to update any forward-looking statements.